Peoples Financial Services Corp.

102 E. Drinker Street

Dunmore, PA 18512

July 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Todd Schiffman

Re:	Peoples Financial Services Corp.
Registration Statement on Form S-4
File No. 333-288783

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Peoples Financial Services Corp. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on August 1, 2025, or as soon as practicable thereafter.

We respectfully request that the Company be notified of such effectiveness by a telephone call or email to the Company’s counsel, Donald R. Readlinger of Troutman Pepper Locke LLP, who can be reached at (609) 951-4164 or donald.readlinger@troutman.com and that such effectiveness also be confirmed to the Company in writing. If you have any questions regarding this request, please contact Donald R. Readlinger.

Respectfully,

Peoples Financial Services Corp.

By:	/s/ James M. Bone, Jr., CPA
Name: James M. Bone, Jr., CPA
Title: Chief Financial Officer

cc:	Donald R. Readlinger, Troutman Pepper Locke LLP